UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 37-1757067

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________

PART I - REGISTRATION INFORMATION

STAR ALLIANCE INTERNATINAL CORP.

(Exact name of Registrant as specified in its charter)

Nevada	37-1757067
(State of incorporation)	(IRS Employer ID Number)

488 Soi Rachada Niwet Samsen Nok

Huai Khwang, Bangkok, Thailand 10310

Address of Principal Executive Office

____________________________________________

(+65) 227 43404

Registrant’s telephone number, including area code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject quarterly report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its quarterly financial statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dr. Kok Chee Lee	+65	227-43404
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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STAR ALLIANCE INTERNATIONAL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14th, 2017	By:	/s/ Dr. Kok Chee Lee
Dr. Kok Chee Lee
Chief Executive Officer

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